Exhibit 99.1

Infosys Technologies Limited – Financial Release March 31, 2005	US GAAP Press Release

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter and Year ended March 31, 2005

Q4 revenue grows by 50.2% YoY

Revenue is expected to cross US$ 2 billion in fiscal 2006

Bangalore, India – April 14, 2005

Highlights

Consolidated results for the quarter ended March 31, 2005

•	Fourth quarter revenues at $ 455 million, up 50.2% from the corresponding quarter last fiscal

•	Earnings per American Depositary Share (ADS) increased to $ 0.47 from $ 0.29* in the corresponding quarter last fiscal

•	Final dividend of Rs. 6.50 per ADS (equivalent to $ 0.15 per ADS at the prevailing exchange rate of Rs. 43.62 per US$). The dividends are payable on the ADSs at the prevailing exchange rate on the payment date and are subject to approval by the shareholders

•	37 new clients were added during the quarter

•	Gross addition of 2,506 employees for the quarter

•	36,750 employees as on March 31, 2005

•	$ 11 million received on sale of investment in Yantra Corporation, USA

*	adjusted for the two for one stock dividend distributed on July 6, 2004. Each ADS represents one equity share

Outlook for the quarter ending June 30, 2005 and the fiscal year ending March 31, 2006

•	Consolidated revenues expected to be between $ 459 million and $ 463 million for the quarter ending June 30, 2005 (growth of 37.0% to 38.2%) and between $ 2,038 million and $ 2,070 million for the fiscal year ending March 31, 2006; growth of 28.0% - 30.0%

•	Consolidated earnings per ADS* expected to be $ 0.44 for the quarter ending June 30, 2005, (growth of 41.9%) and $ 1.92 to $ 1.95 for the fiscal year ending March 31, 2006; growth of 22.3% - 24.2%

*	adjusted for the two for one stock dividend distributed on July 6, 2004. Each ADS represents one equity share

Infosys Technologies Limited (“Infosys” or “the company”) today announced financial results for its fourth quarter ended March 31, 2005. Revenues for the quarter aggregated $ 455 million, up 50.2% from $ 303 million for the quarter ended March 31, 2004.

Net income was $ 127 million ($ 77 million for the quarter ended March 31, 2004) and earnings per ADS was $ 0.47 ($ 0.29 for the quarter ended March 31, 2004*).

*	adjusted for the two for one stock dividend distributed on July 6, 2004. Each ADS represents one equity share

“We are beginning to see the results of various initiatives taken over the last few years,” said Nandan M. Nilekani, CEO, President and Managing Director. “Our clients increasingly see us as a strategic long-term partner who can offer a wide range of services and contribute to their business goals.”

“During the quarter, we realized the gains on our investment in Yantra Corporation, the first Infosys-incubated company,” said S. Gopalakrishnan, Member of the Board and COO. “We have added a record number of employees during the year and our variable compensation plan helped align our employee costs to the growth in business.”

Infosys Technologies Limited – Financial Release March 31, 2005	US GAAP Press Release

Infosys’ Radio-Frequency Identification (RFID) solutions continued to make global corporations more competitive. A global advanced electronics and high technology company is using Infosys’ expertise to comply with an RFID mandate and to build a strategy roadmap for its mobile computing product line. Infosys is developing industry-based RFID scenarios and templates for one of the world’s largest software companies.

Infosys is working with a global leader in enterprise mobility computing for product engineering and next-generation product development. A large independent distributor of office equipment and document management services is using Infosys’ business intelligence solution for Sarbanes Oxley compliance.

Infosys is helping a large US-based Cable Multi-Service Operator (MSO) upgrade its network to offer Voice-over IP (VoIP) services. Infosys is consolidating multiple billing systems for a prominent integrated telecommunications services provider in the US. Infosys enabled a global telecom service provider to set up a regional customer service center to provide data, voice, mobile and CRM services to its Asia Pacific customers.

Infosys completed a web-based risk management program for a leading mortgage insurance services company in the US. A market leader in Western Europe sought Infosys’ services to improve its operating efficiencies and reduce total cost through a strategic analysis of its IT portfolio.

Infosys assessed and designed technology architecture for a leading diversified financial services company in the US. A leading investment bank used Infosys’ expertise to implement an enterprise-wide financial messaging solution across multiple geographies. Infosys implemented a strategic reporting solution for the mortgage business of a leading European retail bank and migrated mission-critical databases for a large German independent financial advisor.

“We have been taking steps towards transforming the way we manage our large accounts. Our focus is to bring the best that we can offer to our clients in an integrated manner while strengthening key relationships,” said Basab Pradhan, Head – Worldwide Sales and Senior Vice President. “We are delighted with the progress we have made so far.”

“Our investments in growing new services have yielded returns, both in terms of revenue as well as value differentiation. Services such as Independent Validation and Infrastructure Management continue to demonstrate healthy growth while System Integration continues to deliver higher value through technology solutions,” said S. D. Shibulal, Member of the Board and Head – Worldwide Customer Delivery. “Progeon continues to surge ahead, delivering both growth and enhanced client value.”

“This has been a good year. Pricing has been stable. The movement of the Rupee against the US Dollar was hedged efficiently. We spent $ 186 million on capital expenditure and added a record 10,781 seats. Our Balance Sheet continues to be liquid with over $ 688 million in cash and cash equivalents, and investments in liquid mutual fund units,” said T. V. Mohandas Pai, Member of the Board and Chief Financial Officer. “We also invested back in the business to develop engines of growth.”

About the company

Infosys is a leading global technology services firm founded in 1981. Infosys provides end-to-end business solutions that leverage technology for our clients across the entire software life cycle: consulting, design, development, re-engineering, maintenance, system integration, package evaluation and implementation. In addition, Infosys offers software products to the banking industry, as well as business process management services through its majority-owned subsidiary, Progeon. For more information, contact V. Balakrishnan at +91 (80) 2852 0440 in India or visit us on the World Wide Web at www.infosys.com.

Infosys Technologies Limited – Financial Release March 31, 2005	US GAAP Press Release

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of its investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2004 and 6-K for the quarters ended June 30, 2004, September 30, 2004 and December 31, 2004 and Registration Statement on Form F-3 filed on December 20, 2004 and Amendment No. 1 to Form F-3 filed on January 18, 2005. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Sandeep Shroff, US	V. Balakrishnan, India
	+1 (510) 742-2960	+91 (80) 2852-0440
	sandeep_shroff@infosys.com	balakv@infosys.com

Media Relations	Tina George, Canada	Bani Paintal Dhawan, India
	+1 (416) 224-7495	+91 (80) 2852-2408
	tina_george@infosys.com	Bani_Dhawan@infosys.com

Infosys Technologies Limited – Financial Release March 31, 2005	US GAAP Press Release

Infosys Technologies Limited and subsidiaries

Consolidated Balance Sheets as of March 31,

	2004	2005
	($ in millions)
ASSETS
Current Assets
Cash and cash equivalents	$445	$410
Investment in liquid mutual fund units	218	278
Trade accounts receivable, net of allowances	150	303
Deferred tax assets	—	2
Prepaid expenses and other current assets	36	35
Unbilled revenue	24	32

Total current assets	873	1,060

Property, plant and equipment, net	228	352
Goodwill	8	8
Intangible assets, net	2	—
Deferred tax assets	7	8
Other assets	14	26

TOTAL ASSETS	$1,132	$1,454

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$1	$1
Client deposits	15	7
Other accrued liabilities	99	124
Income taxes payable	22	23
Unearned revenue	15	20

Total current liabilities	152	175
Non-current liabilities
Preferred stock of subsidiary	22	21
Other non-current liabilities	5	5
Stockholders’ Equity
Common stock, $ 0.16 par value 300,000,000 equity shares authorized, Issued and outstanding –266,564,224 and 270,570,549 equity shares as of March 31, 2004 and 2005, respectively	9	31
Additional paid-in capital	157	266
Accumulated other comprehensive income	39	33
Retained earnings	748	923

Total stockholders’ equity	953	1,253

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,132	$1,454

Infosys Technologies Limited – Financial Release March 31, 2005	US GAAP Press Release

Infosys Technologies Limited and subsidiaries

Consolidated statements of income for the years ended March 31,

	2003	2004	2005
	($ in millions except share and per share data)
Revenues	$754	$1,063	$1,592
Cost of revenues (including amortization of stock compensation expenses of $ 3 million and $ 2 million for fiscal 2003 and 2004)	417	603	904

Gross profit	337	460	688

Operating Expenses:
Selling and marketing expenses	56	77	103
General and administrative expenses	58	82	127
Amortization of stock compensation expenses	2	1	—
Amortization of intangible assets	2	7	2

Total operating expenses	118	167	232

Operating income	219	293	456
Gain on sale of long term investment	—	—	11
Other income, net	18	28	24

Income before income taxes	237	321	491
Provision for income taxes	42	51	72

Net income	$195	$270	$419

Earnings per equity share
Basic	$0.74	$1.03	$1.57
Diluted	$0.73	$1.01	$1.52
Weighted average equity shares used in computing earnings per equity share
Basic	262,284,008	262,780,308	266,901,033
Diluted	265,916,036	267,166,236	273,590,413